============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



        FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1995


                 SAVINGS AND INVESTMENT PLAN
           OF E. I. DU PONT DE NEMOURS AND COMPANY
                  (FULL TITLE OF THE PLAN)


            E. I. DU PONT DE NEMOURS AND COMPANY
                     1007 MARKET STREET
                 WILMINGTON, DELAWARE 19898
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX



                                                    Page(s)


Report of Independent Accountants.................       4


Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information at
  September 30, 1995 and 1994.....................     5-8

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information for
  the Years Ended September 30, 1995 and 1994.....    9-12


  Notes to Financial Statements...................   13-22


Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes at
  September 30, 1995 (Schedule I)..................     23




                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of Independent Accountants.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and
Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                     Savings and Investment Plan of
                     E. I. du Pont de Nemours and Company


                     Date: March 27, 1996


                     By ___________________________________
                         J. C. Sargent
                         Vice President and Treasurer

                           PAGE 4
              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company at September 30, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of E. I. du Pont de Nemours and Company as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.
The additional information included in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund
Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
March 21, 1996


                                                      PAGE 5

                                          SAVINGS AND INVESTMENT PLAN
                                                       OF
                                      E. I. DU PONT DE NEMOURS AND COMPANY

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                             WITH FUND INFORMATION

                                               SEPTEMBER 30, 1995

                               (Dollars In Thousands, Except Unit or Share Values)


                                                                  FUND INFORMATION
                                                                    3-Way        DuPont                 Merrill
                                       Fixed         Fidelity       Asset        Common                  Lynch
                                       Income        Magellan     Allocation      Stock        Loan      Equity
                                        Fund           Fund          Fund         Fund         Fund      Index
                                    -------------   -----------   ----------   -----------   --------   --------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $461,493) .............                                              $911,320
  Pooled investments (cost
    $834,356)....................                   $465,326      $133,165                              $263,648
  Fixed income
    (contract value $5,507,691)..   $5,507,691
  Short-term investments & cash
  (cost $35,981).................       34,700           302            86          590                      170
  Loans to participants-
    principal balance ...........                                                            $185,287
                                    ----------      --------      --------     --------      --------   --------

     Total investments ..........    5,542,391       465,628       133,251      911,910       185,287    263,818


Receivables
  Due from E. I. du Pont
    de Nemours and Company..            22,899         3,605           943        1,941                    1,139
                                    ----------      --------      --------     --------      --------   --------
  Net assets available for plan
    benefits ....................   $5,565,290<Fa>  $469,233<Fa>  $134,194     $913,851<Fa>  $185,287   $264,957
                                    ==========      ========      ========     ========      ========   ========

Unit or share values (note 2) ...       $86.30        $92.37        $13.86       $68.75                   $37.84
                                        ======        ======        ======       ======                   ======

<Fa>Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

                                              Continued on next page


                                                       PAGE 6
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1995 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                             FUND INFORMATION
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic        Total
                                    Global    Balanced      Capital      Value        All
                                    Holdings  Fund          Fund         Fund         Funds
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $461,493) .............                                                   $  911,320
  Pooled investments (cost
    $834,356)....................   $64,762    $14,607     $64,440      $60,131      1,066,079
  Fixed income
    (contract value $5,507,691)..                                                    5,507,691
  Short-term investments & cash
  (cost $35,981).................        42         10          42           39         35,981
  Loans to participants-
    principal balance ...........                                                      185,287
                                    --------   --------     -------     --------     ----------

     Total investments ..........    64,804     14,617      64,482       60,170      7,706,358


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       581        157         612          499         32,376
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $65,385    $14,774     $65,094      $60,669     $7,738,734
                                    =======    ========    ========     ========    ===========

Unit or share values (note 2) ...    $13.78     $11.56      $31.11       $27.54
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.




                                                   PAGE 7
                                        SAVINGS AND INVESTMENT PLAN
                                                     OF
                                    E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                           WITH FUND INFORMATION

                                             SEPTEMBER 30, 1994

                             (Dollars In Thousands, Except Unit or Share Values)

                                                                FUND INFORMATION
                                                                 3-Way        DuPont                 Merrill
                                        Fixed       Fidelity     Asset        Common                  Lynch
                                       Income       Magellan   Allocation      Stock        Loan      Equity
                                        Fund          Fund       Fund          Fund         Fund      Index
                                    -------------   --------   ----------   -----------   --------   --------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $349,679) .............                                           $618,681
  Pooled investments (cost
    $778,302)....................                   $324,583    $105,207                             $201,346
  Fixed income
    (contract value $5,100,340)..   $5,100,340
  Short-term investments & cash
  (cost $40,566).................       39,954           140          45         266                       87
  Loans to participants-
    principal balance ...........                                                         $164,277
                                    ----------      --------    --------    --------      --------   --------

     Total investments ..........    5,140,294       324,723    105,252      618,947       164,277    201,433


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       22,634         3,090        872        1,020                      969
                                    ----------      --------    --------    --------      --------   --------
  Net assets available for plan
    benefits ....................   $5,162,928<Fa>  $327,813    $106,124    $619,967<Fa>  $164,277   $202,402
                                    ==========      ========    ========    ========      ========   ========

Unit or share values (note 2) ...       $79.73        $67.41      $11.07      $58.00                   $29.24
                                        ======        ======      ======      ======                   ======

<Fa>Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

                                              Continued on next page


                                                       PAGE 8
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1994 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                             FUND INFORMATION
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic        Total
                                    Global    Balanced      Capital      Value        All
                                    Holdings  Fund          Fund         Fund         Funds
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $349,679) .............                                                     $618,681
  Pooled investments (cost
    $778,302)....................   $68,431    $16,125     $45,296      $41,894        802,882
  Fixed income
    (contract value $5,100,340)..                                                    5,100,340
  Short-term investments & cash
  (cost $40,566).................        29          7          20           18         40,566
  Loans to participants-
    principal balance ...........                                                      164,277
                                    --------   --------     -------     --------     ----------

     Total investments ..........    68,460     16,132      45,316       41,912      6,726,746


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       671        180         535          404         30,375
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $69,131    $16,312     $45,851      $42,316     $6,757,121
                                    ========   ========    ========     ========    ===========

Unit or share values (note 2) ...    $13.32     $11.67      $27.42       $23.04
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.



                                                       PAGE 9
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                        FOR THE YEAR ENDED SEPTEMBER 30, 1995

                                                (Dollars in Thousands)

                                                       FUND INFORMATION
                                                    3-Way        DuPont                   Merrill
                             Fixed      Fidelity    Asset        Common                   Lynch
                             Income     Magellan    Allocation   Stock       Loan         Equity
                             Fund       Fund        Fund         Fund        Fund         Index
                             -------    ---------   ---------   ---------    ---------  --------
Investment income
  Interest ................. $424,680  $       38    $    12    $     47     $14,289    $    18
  Dividends ................                1,578                 24,198
  Distribution of loan
    interest income ........   11,219       1,061        279         746     (14,289)       475
                             --------    --------   ---------   ---------    --------   --------
    Total investment
      income ...............  435,899       2,677        291      24,991           0        493

Net realized gains (losses).                9,320      2,589      39,591                  3,735

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments ..............              110,579     23,290     180,824                 55,238

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $236) ...............    51,396      6,417      1,863       3,832                  2,184
  Participants'
    savings ................   178,950     26,493      7,517      10,990                  7,719
  Trust to Trust transfers..    19,671         45         14      35,079                     19
                             --------- ----------    -------    --------     --------   --------
                               685,916    155,531     35,564     295,307            0    69,388
                             --------- ----------    -------    --------     --------   --------


Withdrawals.................  (250,037)    (9,727)    (2,809)    (25,764)      (6,061)   (7,877)

Net transfers among funds
  Loans ....................   (76,484)    (5,583)    (1,692)    (10,549)      99,180    (2,329)
  Loan principal repayments.    56,081      5,608      1,395       3,937      (72,196)    2,431
  Other authorized
    transfers ..............   (13,001)    (4,516)    (4,433)     30,781                    941

Affiliated company
  transfers in (out), net...      (113)       107         45         172           87         1
                             ----------  ---------    -------    --------    --------   --------
                              (283,554)   (14,111)    (7,494)     (1,423)      21,010    (6,833)
                             ----------  ---------    -------    --------    --------   --------

Change in net assets
  available for plan
  benefits for the
  year .....................   402,362    141,420     28,070     293,884       21,010    62,555

Net assets available
  for plan benefits:
  Beginning of year ........ 5,162,928    327,813    106,124     619,967      164,277   202,402
                            ----------   --------   --------    --------     --------  ---------

  End of year ..............$5,565,290   $469,233   $134,194    $913,851     $185,287  $264,957
                            ==========   ========   ========    ========     ========  =========



The accompanying notes are an integral part of these financial statements.

                                       Continued on next page



                                                       PAGE 10
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1995 (Continued)

                                                (Dollars in Thousands)

                                                   FUND INFORMATION
                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                           ---------  ---------    ---------   --------  ------------
Investment income
  Interest ................. $      6    $      2   $      7     $     5     $439,104
  Dividends ................    2,706       1,816      3,613       2,044       35,955
  Distribution of Loan
    interest income ........      185          49        146         129
                              -------  -----------  --------     --------  -----------
    Total investment
      income ...............    2,897       1,867      3,766       2,178      475,059

Net realized gains (losses).     (269)       (610)       287         607       55,250

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments...............     2,313        459      7,124       8,141      387,968

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $286) ...............    1,251         375      1,189         883       69,390
  Participants'
    savings ................    5,404       1,437      5,019       3,707      247,236
  Trust to Trust transfers..        9           2          7           6       54,852
                              -------  -----------  ---------    --------  -----------
                               11,605       3,530     17,392      15,522    1,289,755
                              -------  -----------  ---------    --------  -----------


Withdrawals ................   (1,829)       (713)    (1,647)     (1,847)    (308,311)

Net transfers among funds
  Loans ....................     (855)       (273)      (799)       (616)
  Loan principal repayments     1,017         263        715         749
  Other authorized
    transfers ..............  (13,701)     (4,164)     3,558       4,535

Affiliated company
  transfers in (out), net...       17        (181)        24          10          169
                              -------   ----------  ---------    --------  -----------
                              (15,351)     (5,068)     1,851       2,831     (308,142)
                              -------  -----------  ---------    --------  -----------

Change in net assets
  available for plan
  benefits for the
  year .....................  (3,746)      (1,538)    19,243      18,353      981,613

Net assets available
  for plan benefits:
  Beginning of year ........  69,131       16,312     45,851      42,316    6,757,121
                             -------   -----------  ---------    --------  -----------

  End of year .............. $65,385      $14,774    $65,094     $60,669   $7,738,734
                             =======   ===========  =========    ========  ===========


The accompanying notes are an integral part of these financial statements.



                                                       PAGE 11

                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                        FOR THE YEAR ENDED SEPTEMBER 30, 1994

                                                (Dollars in Thousands)

                                                          FUND INFORMATION
                                                                3-Way         DuPont                Merrill
                                         Fixed      Fidelity    Asset         Common                Lynch
                                         Income     Magellan    Allocation    Stock       Loan      Equity
                                         Fund       Fund        Fund          Fund        Fund      Index
                                       -----------  ---------   ----------   ---------  ---------  -----------
Investment income
  Interest ...................         $  411,795   $     28     $     9     $     14   $ 13,012   $        9
  Dividends ..................                        28,034                   18,962                       3
  Distribution of loan
    interest income ..........             10,499        947         279          371    (13,012)         450
                                       ----------   --------     -------     --------   --------   ----------

    Total investment income ..            422,294     29,009         288       19,347          0          462

Net realized gains ...........                           264       2,008       29,976                   2,868

Net unrealized appreciation
  (depreciation) in fair
  value of investments .......                       (32,438)     (5,366)      99,049                   4,027

Contributions
  DuPont Company's
    contributions (net of
    forfeiture of $471) ......             53,590      6,129       1,960        2,284                   2,250
  Participants' savings ......            185,933     27,146       7,887        6,174                   7,771
  Trust to Trust transfers ...             71,776          3           1        4,523                       3
                                       ----------   --------     -------     --------   --------   ----------
                                          733,593     30,113       6,778      161,353          0       17,381
                                       ----------   --------     -------     --------   --------   ----------


Withdrawals ..................           (242,448)    (9,071)     (3,292)     (24,615)    (7,153)      (7,580)

Net transfers among funds
  Loans ......................            (68,863)    (4,167)     (1,516)      (7,850)    87,202       (2,690)
  Loan principal repayments                53,425      5,205       1,582        1,959    (66,979)       2,248
  Other authorized transfers .            (70,521)    67,521      (4,964)     (18,088)                (20,401)

Acquisitions
  (Divestitures), net ........            (11,038)      (368)        (95)      (1,858)    (1,089)        (304)

Affiliated company
  transfers in (out), net ....               (465)       (14)         79          (17)         5
                                       ----------   --------     -------     --------   --------   ----------
                                         (339,910)    59,106      (8,206)     (50,469)    11,986      (28,727)
                                       ----------   --------     -------     --------   --------   ----------

Change in net assets
  available for plan
  benefits for the year ......            393,683     89,219      (1,428)     110,884     11,986      (11,346)

Net assets available
  for plan benefits:
  Beginning of year ..........          4,769,245    238,594     107,552      509,083    152,291      213,748
                                       ----------   --------     -------     --------   --------   ----------

  End of year ................         $5,162,928   $327,813    $106,124     $619,967   $164,277     $202,402
                                       ==========   ========     =======     ========   ========   ==========



The accompanying notes are an integral part of these financial statements.

                                       Continued on next page



                                                       PAGE 12
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1994 (Continued)

                                                (Dollars in Thousands)

                                                  FUND INFORMATION
                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                             --------- ----------  ---------    ---------  -----------
Investment income
  Interest ................  $      4           2   $      5           3     $424,881
  Dividends ...............     2,663    $  1,734      3,406     $ 2,595       57,397
  Distribution of Loan
    interest income .......       174          49        121         122
                             --------  -----------  --------    ---------  -----------
    Total investment
      income ..............     2,841       1,785      3,532       2,720      482,278

Net realized gains ........       393        (108)       288         234       35,923

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments .............      (709)     (1,468)    (1,752)     (1,417)      59,926

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $471) ..............     1,189         384      1,081         834       69,701
  Participants'
    savings ...............     5,451       1,689      4,633       3,543      250,227
  Trust to Trust transfers.         1                      1           1       76,309
                              -------  -----------  ---------    --------  -----------
                                9,166       2,282      7,783       5,915      974,364
                              -------  -----------  ---------    --------  -----------


Withdrawals ...............    (1,101)       (499)    (1,273)     (1,310)    (298,342)

Net transfers among funds
  Loans ...................      (576)       (293)      (589)       (658)
  Loan principal repayments     1,035         256        638         631
  Other authorized
    transfers .............    30,834       2,180      3,957       9,482

Acquisitions
  (Divestitures), net .....       (69)        (48)      (112)        (34)     (15,015)

Affiliated company
  transfers in (out), net..                     1          2          (3)        (412)
                              -------   ----------  ---------    --------  -----------
                               30,123       1,597      2,623       8,108     (313,769)
                              -------  -----------  ---------    --------  -----------

Change in net assets
  available for plan
  benefits for the
  year ....................   39,289        3,879     10,406      14,023      660,595

Net assets available
  for plan benefits:
  Beginning of year .......   29,842       12,433     35,445      28,293    6,096,526
                             -------   -----------  ---------    --------  -----------

  End of year .............  $69,131      $16,312    $45,851     $42,316   $6,757,121
                             =======   ===========  =========    ========  ===========


The accompanying notes are an integral part of these financial statements.



                                   PAGE 13
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

          The Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") is a defined contribution plan which was established by the Company's Board of Directors and became effective September 1, 1955.

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees, at no cost to themselves, to become stockholders of the Company. The Plan is a tax qualified contribu-tory profit sharing plan. Any employee of the Company or its subsidiaries (including Du Pont Merck Pharmaceutical Company (Dupont Merck), a general partnership which has adopted the Plan) who has completed at least one year of continuous service, as determined in accordance with the Company's service rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 22% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Any amounts in excess of 16% are considered to be cash supplemental deposits and must be deposited in the after-tax account. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At September 30, 1995 and September 30, 1994, there was no limitation on the after-tax savings rate (other than the plan limit) for the "Highly Compensated" employees and the allowable before-tax savings rate was 13% in both years. At September 30, 1995 and September 30, 1994, the allowable before-tax savings rate for the "Highly Compensated" employees at Dupont Merck was 12%, in both years. In addition, in accordance with Internal Revenue Code, the Plan limited contributions by any employee to the before-tax account to $9,240 in 1995 and 1994. The Company will contribute an amount equal to 50% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time.

          A participant with less than five years of participation credit, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a

                                   PAGE 14
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

participant withdraws any matched before-tax or after-tax savings or com-pany contributions contributed to the account during the last two years of participation or any earnings in the before-tax or after-tax accounts. A participant who retires from active service may elect to make a full account withdrawal in the later of the month in which employment was terminated or March of the calendar year following the year in which the participant attains age 70-1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance companies, banks and other investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ending September 30, 1995 and September 30, 1994 was 8.2% and 8.7%, respectively.

Fidelity Magellan Fund       -- A growth mutual fund offered through Fidelity
                                Investments Institutional Operations Company.

                                  PAGE 15
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).

DuPont Common Stock Fund    -- DuPont common stock.

Loan Fund                    -- Participant loans--amounts transferred from
                                the Fixed Income Fund, the Fidelity Magellan
                                Fund, Merrill Lynch Mutual Funds, the
                                DuPont Common Stock Fund and/or the 3-Way
                                Asset Allocation Fund that are loaned to participants.

Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through Merrill Lynch.


          Participants may allocate their before and after-tax savings deductions and company contributions among all funds at their discretion.

          Trust to Trust transfers represent transfers to the Plan from the DuPont Pension Plan and Tax Reform Act Stock Ownership Plan sponsored by the Company. Acquisitions (divestitures) represent transfers between the Plan and other qualified trusts as the result of the purchase (sale) of certain Company businesses. Affiliated company transfers in (out) represent the net movement of participant account balances between the Plan and other Company sponsored defined contribution benefit plans.

          At September 30, 1995 the Plan participants directed their savings and the related matching company contributions be invested in the following funds (approximate number of participants in each fund): Fixed Income Fund (81,000); Fidelity Magellan Fund (16,500); DuPont Common Stock Fund (56,500); 3-Way Asset Allocation Fund (6,900); Merrill Lynch (ML) Global Holdings (5,700); ML Balanced Fund(2,100); ML Equity Index (8,600); ML Capital Fund (5,200); ML Basic Value Fund (4,100). Approximately 22,900 participants had loans outstanding in the Loan Fund at September 30, 1995.

                                   PAGE 16
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the Vice President, Pension Fund Investment, has the authority to designate the Plan's investment options. All recordkeeping and trustee fees of the Plan are paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, Fidelity Magellan Fund, DuPont Common Stock Fund, 3-Way Asset Allocation Fund, and Merrill Lynch Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Fidelity Magellan Fund, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the 3-Way Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Fidelity Magellan Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. There is no unit value for the loan fund since loans are identified directly with participants' accounts.

                                   PAGE 17
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date.

          Certain reclassifications have been made to the Plan's 1994 financial statements to conform with the 1995 presentation.


NOTE 3 -- INVESTMENTS

          The following presents the Plan's investments at fair value.

                                                September 30,   September 30,
                                                    1995            1994
                                                ------------    -------------
                                                   (Dollars in Thousands)
Investments at fair value
  Fixed income .............................     $5,507,691      $5,100,340
  DuPont common stock ......................        911,320         618,681
  Short-term investments & cash ............         35,981          40,566
  Loans to participants ....................        185,287         164,277
  Pooled investments .......................      1,066,079         802,882
                                                 ----------      ----------
    Total investments at fair value ........     $7,706,358      $6,726,746
                                                 ==========      ==========

          The Plan held 13,255,556 shares of DuPont Common Stock valued at $68.75 per share. Short-term investments represent funds deposited in the Merrill Lynch Government Fund, a money market fund.


                                   PAGE 18
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

          The pooled investments consist of the following:

                                                     September 30, 1995
                                                 --------------------------
                                                 Fair Market
                                                   Value           Cost
                                                 -----------     ----------
                                                   (Dollars in Thousands)
  3-Way Asset Allocation Fund ..............     $  133,165      $  103,911
  Fidelity Magellan Fund ...................        465,326         357,718
  Merrill Lynch Mutual Funds
    Equity Index Trust .....................        263,648         188,469
    Global Holdings ........................         64,762          60,074
    Balanced Fund ..........................         14,607          14,901
    Capital Fund ...........................         64,440          57,052
    Basic Value Fund .......................         60,131          52,231
                                                 ----------      ----------
  Total Pooled Investments .................     $1,066,079      $  834,356
                                                 ==========      ==========


          Fixed income guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) at September 30, 1995 consist of the following:

                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)
Aetna Life Insurance Company--8.73%, 12/1/96 (GIC) ............   $   63,124
Aetna Life Insurance Company--8.88%, 12/1/96 (GIC) ............       63,915
Aetna Life Insurance Company--8.52%, 12/1/96 (GIC) ............       62,055
Aetna Life Insurance Company--9.71%, 12/1/98 (GIC) ............      122,100
Aetna Life Insurance Company--9.48%, 12/1/98 (GIC) ............      120,498
Aetna Life Insurance Company--8.9%,  12/1/99 (GIC) ............      122,561
Aetna Life Insurance Company--8.89%, 12/1/00 (GIC) ............      112,701
Aetna Life Insurance Company--7.96%, 1/1/00 (SAP) .............      180,716
Aetna Life Insurance Company--7.28%, 1/1/00 (SAP) .............      107,049
Allstate Life Insurance Company--8.50%, 12/3/01 (GIC) .........      130,518
Bankers Trust--6.49%, 8/31/02 (SYN) ...........................      208,039
Bankers Trust--7.36%, none (SYN) ..............................      237,304
Citibank--5.38%, 9/1/00 (SYN) .................................      166,403
Citibank--7.45%, 8/1/01 (SYN) .................................       54,570
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98 (GIC) .........................................      119,946
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99 (GIC) .........................................      123,158


                                   PAGE 19
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

          Fixed income guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) at September 30, 1995 consist of the following (continued):

                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

John Hancock Mutual Life Insurance Company--8.89%, 12/1/99 (GIC). $  122,506
John Hancock Mutual Life Insurance Company--8.31%, 12/3/01 (GIC).     86,871
John Hancock Mutual Life Insurance Company--6.63%, 1/1/00 (SAP)..    168,678
Massachusetts Mutual Life Insurance Company--9.15%, 12/1/00 (GIC)    110,229
Metropolitan Life Insurance Company-- 7.31%, 7/1/00 (SAP) .......    126,040
Metropolitan Life Insurance Company--9.64%, 12/1/98 (GIC) .......    121,611
J. P. Morgan--6.578%, 1/1/99 (SYN) ..............................     85,256
J. P. Morgan--6.990%, none (SYN) ................................    229,992
New York Life Insurance Company--10.15%, 12/1/97 (GIC) ..........     93,721
New York Life Insurance Company--9.75%, 12/1/97 (GIC) ...........     91,284
New York Life Insurance Company--9.36%, 12/1/98 (GIC) ...........    119,669
New York Life Insurance Company--9.66%, 12/1/98 (GIC) ...........     36,445
New York Life Insurance Company--9.27%, 12/01/00 (GIC) ..........     93,389
New York Life Insurance Company--7.25%, 7/1/00 (SAP) ............    107,147
New York Life Insurance Company--7.17%, 7/1/00 (SAP) ............    146,076
New York Life Insurance Company--6.5%, 4/1/00 (SAP) .............    146,363
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--6.395%, 1/1/00 (SYN) ................    214,104
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--7.39%, 1/1/00 (SYN) .................    248,600
Prudential Life Insurance Company--11.27%, 12/1/95 (GIC) ........     10,523
Prudential Life Insurance Company--10.62%, 12/1/95 (GIC) ........      9,969
Prudential Life Insurance Company--10.48%, 12/1/95 (GIC) ........      9,853
Prudential Life Insurance Company--10.65%, 12/1/97 (GIC) ........     96,831
Prudential Life Insurance Company--8.97%, 12/1/99 (GIC) .........    127,897
Prudential Life Insurance Company-- 9.6%, 12/1/00 (GIC) .........     96,867
Prudential Life Insurance Company--8.19%,  7/1/00 (SAP) .........    107,968
Prudential Life Insurance Company--7.78%, 1/2/00 (SAP) ..........    109,493
Prudential Life Insurance Company--9.01%, 12/1/99 (GIC) .........    128,143
Travelers Life Insurance Company--10.17%, 12/1/97 (GIC) .........     93,854
Travelers Life Insurance Company--9.15%, 12/1/99 (GIC) ..........    124,052
Union Bank of Switzerland--7.46%, none (SYN) ....................    249,603
                                                                  ----------
   Total Investment in Fixed Income .............................  5,507,691
                                                                  ==========


                                   PAGE 20
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

          The carrying values and fair values of investment contracts as of September 30, 1995 are as follows:

                                             Carrying Value
                                            (contract value)     Fair Value
                                                (Dollars in Thousands)

Guaranteed Investment Contracts                $2,614,290        $2,763,124
Synthetic Guaranteed Investment Contracts       1,693,871         1,693,872
Separate Account Guaranteed Investment          1,199,530         1,225,319
  Contracts
                                               $5,507,691        $5,682,315
                                               ==========        ==========

          Included in the fair value of synthetic guaranteed investment contracts is $(33,917) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

                                   PAGE 21
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favor-able tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.


NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      September 30,
                                                    1995         1994
                                                 -----------  -----------
                                                 (Dollars in Thousands)

Net assets for benefits per the
 financial statements                            $7,738,734   $6,757,121
Less: Amounts allocated to withdrawing
 participants                                        (3,978)      (2,735)
                                                 -----------  -----------
Net assets available for benefits per
the Form 5500:                                   $7,734,756   $6,754,386
                                                 ===========  ===========

                                   PAGE 22
                         SAVINGS AND INVESTMENT PLAN
                                     OF
       E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                          Year ended
                                                      September 30, 1995
                                                    ----------------------
                                                    (Dollars in Thousands)
Benefits paid to participants per the financial
 statements                                                 $308,311
Add: Amounts allocated to withdrawing participants
 at September 30, 1995                                         3,978
Less: Amounts allocated to withdrawing participants
 at September 30, 1994                                        (2,735)
                                                          ------------
Benefits paid to participants per the Form 5500             $309,554
                                                          ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.


NOTE 7 -- SUBSEQUENT EVENTS

          Effective January 1, 1996, the 3-Way Asset Allocation Fund Advisor's name has changed from Wells Fargo Nikko Investment Advisors to BZW Global Investors. Concurrently, the Trustee's name has changed from Wells Fargo Institutional Trust Company to BZW Global Trust Company, N.A. The change is a result of the acquisition of Wells Fargo Nikko Investment Advisors by Barclay's PLC. The acquisition is not expected to effect the management of the 3-Way Asset Allocation Fund.

          On March 1, 1996 Merrill Lynch merged the Balanced Fund into the Global Allocation Fund; thereby, eliminating the Balanced Fund from Merrill Lynch's investment line-up. Prior to the merger, participants were permitted to transfer their Balanced Fund holding to any of the other investment options available in the Plan. At the discretion of the Administrator, the Plan's position remaining in the Balanced Fund, immediately prior to the merger, was converted to the Merrill Lynch Capital Fund.


                                      PAGE 23                         SCHEDULE I

                             SAVINGS AND INVESTMENT PLAN
                                         OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                SEPTEMBER 30, 1995

                                                                       Current
Description                                                  Cost       Value
-----------                                              -----------  ----------
                                                           (Dollars in Thousands)

Aetna Life Insurance Company--8.73%, 12/1/96 (GIC) ..... $   63,124  $   63,124
Aetna Life Insurance Company--8.88%, 12/1/96 (GIC) ......    63,915      63,915
Aetna Life Insurance Company--8.52%, 12/1/96 (GIC) ......    62,055      62,055
Aetna Life Insurance Company--9.71%, 12/1/98 (GIC) ......   122,100     122,100
Aetna Life Insurance Company--9.48%, 12/1/98 (GIC) ......   120,498     120,498
Aetna Life Insurance Company--8.9%,  12/1/99 (GIC) ......   122,561     122,561
Aetna Life Insurance Company--8.89%, 12/1/00 (GIC) ......   112,701     112,701
Aetna Life Insurance Company--7.96%, 1/1/00 (SAP) .......   180,716     180,716
Aetna Life Insurance Company--7.28%, 1/1/00 (SAP) .......   107,049     107,049
Allstate Life Insurance Company--8.50%, 12/3/01 (GIC)....   130,518     130,518
Bankers Trust--6.49%, 8/31/02 (SYN) .....................   208,039     208,039
Bankers Trust--7.36%, none (SYN) ........................   237,304     237,304
Citibank--5.38%, 9/1/00 (SYN) ...........................   166,403     166,403
Citibank--7.45%, 8/1/01 (SYN) ...........................    54,570      54,570
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98 (GIC) ...................................   119,946     119,946
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99 (GIC) ...................................   123,158     123,158
John Hancock Mutual Life Insurance Company--
  8.89%, 12/1/99 (GIC) ..................................   122,506     122,506
John Hancock Mutual Life Insurance Company--
  8.31%, 12/3/01 (GIC) ..................................    86,871      86,871
John Hancock Mutual Life Insurance Company--
  6.63%, 1/1/00 (SAP) ...................................   168,678     168,678
Massachusetts Mutual Life Insurance Company--
  9.15%, 12/1/00 (GIC) ..................................   110,229     110,229
Metropolitan Life Insurance Company--7.31%,7/1/00 (SAP) .   126,040     126,040
Metropolitan Life Insurance Company--9.64%,12/1/98 (GIC).   121,611     121,611
J. P. Morgan--6.578%, 1/1/99 (SYN) ......................    85,256      85,256
J. P. Morgan--6.99%, none (SYN) .........................   229,992     229,992
New York Life Insurance Company--10.15%, 12/1/97 (GIC)...    93,721      93,721
New York Life Insurance Company--9.75%, 12/1/97 (GIC) ...    91,284      91,284
New York Life Insurance Company--9.36%, 12/1/98 (GIC) ...   119,669     119,669
New York Life Insurance Company--9.66%, 12/1/98 (GIC) ...    36,445      36,445
New York Life Insurance Company--9.27%, 12/01/00 (GIC)...    93,389      93,389
New York Life Insurance Company--7.25%, 7/1/00 (SAP) ....   107,147     107,147
New York Life Insurance Company--7.17%, 7/1/00 (SAP) ....   146,076     146,076
New York Life Insurance Company--6.5%, 4/1/00 (SAP) .....   146,363     146,363
Peoples Security Life Insurance Company, a Member of
 the Capital Holdings Family--6.395%, 1/1/00 (SYN) ......   214,104     214,104
Peoples Security Life Insurance Company, a Member of
 the Capital Holdings Family--7.39%, 1/1/00 (SYN) .......   248,600     248,600
Prudential Life Insurance Company--11.27%, 12/1/95 (GIC).    10,523      10,523
Prudential Life Insurance Company--10.62%, 12/1/95 (GIC).     9,969       9,969
Prudential Life Insurance Company--10.48%, 12/1/95 (GIC).     9,853       9,853
Prudential Life Insurance Company--10.65%, 12/1/97 (GIC).    96,831      96,831
Prudential Life Insurance Company--8.97%, 12/1/99 (GIC)..   127,897     127,897
Prudential Life Insurance Company-- 9.6%, 12/1/00 (GIC)..    96,867      96,867
Prudential Life Insurance Company--8.19%, 7/1/00 (SAP) ..   107,968     107,968
Prudential Life Insurance Company--7.78%, 1/2/00 (SAP) ..   109,493     109,493
Prudential Life Insurance Company--9.01%, 12/1/99 (GIC)..   128,143     128,143
Travelers Life Insurance Company--10.17%, 12/1/97 (GIC)..    93,854      93,854
Travelers Life Insurance Company--9.15%, 12/1/99 (GIC)...   124,052     124,052
Union Bank of Switzerland--7.46%, none (SYN) ............   249,603     249,603
                                                          ---------   ---------
    Total GIC, SAP AND SYN                               $5,507,691  $5,507,691

Fidelity Magellan Fund                                      357,718     465,326
3-Way Asset Allocation Fund                                 103,911     133,165
DuPont Common Stock                                         461,493     911,320
Loans to Participants (7.25% - 9.25%)                       185,287     185,287
Short Term Investments and Cash                              35,981      35,981
Merrill Lynch Equity Index                                  188,469     263,648
Merrill Lynch Global Holdings                                60,074      64,762
Merrill Lynch Balanced Fund                                  14,901      14,607
Merrill Lynch Capital Fund                                   57,052      64,440
Merrill Lynch Basic Value Fund                               52,231      60,131
                                                         ----------  ----------
Total Investment Portfolio                               $7,024,808  $7,706,358
                                                         ==========  ==========

GIC  Guaranteed Investment Contract
SAP  Denotes a Separate Account Portfolio
SYN  Denotes Synthetic Guaranteed Investment Contract



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                              PAGE 24


                        EXHIBIT INDEX


Exhibit
 Number                                       Description


   24                               Consent of Independent Accountants.

                                                           Exhibit 24




             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of
E. I. du Pont de Nemours and Company of our report dated
March 21, 1996, which appears on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

March 27, 1996